Exhibit 4.9

THIRD AMENDMENT

TO THE

RARE HOSPITALITY INTERNATIONAL, INC.

DEFERRED COMPENSATION PLAN

This Third Amendment to the RARE Hospitality International, Inc. Deferred Compensation Plan (the “Plan”) is adopted by the Retirement Plan Committee (the “Committee”), to be effective as of the 19th day of June, 2007 (the “Effective Date”).

WITNESSETH:

WHEREAS, RARE Hospitality International, Inc. (the “Company”) maintains the Plan for the benefit of certain key management and highly compensated employees of the Company and its affiliates that participate in the Plan, and certain non-employee directors of the Company; and

WHEREAS, Section 9.1 of the Plan provides that the Committee may amend the Plan at any time, provided consent of the Board of Directors of the Company (the “Board”) is obtained for certain amendments, including amendments that affect the vesting of Participants; and

WHEREAS, Section 9.2 of the Plan provides that any action to terminate the Plan shall be taken by the Board in the form of a written Plan amendment executed by a duly authorized officer of the Company; and

WHEREAS, the Company entered into a purchase agreement dated February 27, 2007 to sell the stock of Bugaboo Creek Holdings, Inc. and Bugaboo Creek of Seekonk, Inc. (the “Bugaboo Subsidiaries”) and certain assets of the Company (the “Purchase Agreement”); and

WHEREAS, by resolutions adopted on February 27, 2007, the Board (i) approved full vesting of all “Transferred Employees” (as such term is defined in the Purchase Agreement) and (ii) authorized broadly the officers and agents of the Company to take such further actions as are necessary or appropriate in connection with consummation of the transactions contemplated by the Purchase Agreement and related transaction documents; and

WHEREAS, the Purchase Agreement contemplates in Section 6.10(1) that the Transferred Employees will cease participation in all of the Company’s employee benefit plans at the “Effective Hire Time” (as such term is defined in the Purchase Agreement); and

WHEREAS, in order to give effect to Section 6.10(1) of the Purchase Agreement with respect to the Transferred Employees employed by the Bugaboo Subsidiaries who participate in the Plan (in a manner that complies with regulations under Section 409A of the Internal Revenue Code of 1986, as amended, with respect to the payment of Plan benefits as a result of such termination), the Committee, acting on behalf of the Board pursuant to the delegation of authority to the Company’s officers and agents on February 27, 2007, desires to terminate the Plan with respect to the Bugaboo Subsidiaries and the Eligible Employees and Participants under the Plan employed by the Bugaboo Subsidiaries with the effective date of such Plan termination to be determined by the CEO of the Company;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows:

1. “Transferred Employees” (as such term is defined in the Purchase Agreement) will be fully vested in their Accounts under the Plan as of the “Effective Hire Time” (as such term is defined in the Purchase Agreement).

2. The Plan is terminated with respect to Bugaboo Creek Holdings, Inc. and Bugaboo Creek of Seekonk, Inc. (the “Bugaboo Subsidiaries”) and the Eligible Employees and Participants employed by the Bugaboo Subsidiaries, such termination to be effective on the date on which the CEO of the Company takes irrevocable action to terminate the Plan with respect to such individuals. Upon such termination, each such Participant’s Account shall be distributed in a single-sum as provided in Section 9.2 of this Plan.

IN WITNESS WHEREOF, the Committee has caused its duly authorized member to execute this Third Amendment as of the date first set forth above.

/s/ W. Douglas Benn
By: Title:	W. Douglas Benn Executive Vice President and Chief Financial Officer

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